UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: May 5, 2009

Commission File Number: 001-13184

TECK RESOURCES LIMITED

(Exact name of registrant as specified in its charter)

Suite 3300 – 500 Burrard Street, Vancouver, British Columbia V6C 0B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                  Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: May 5, 2009	By:	/s/ KAREN L. DUNFEE
Karen L. Dunfee Corporate Secretary

For Immediate Release	Date: May 5, 2009

09-16-TC

Teck Announces Pricing of US$4.225 Billion of 5, 7 and 10 Year Notes

Vancouver – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) announced today that it has priced its previously-announced offering of senior secured notes, and will issue US$4.225 billion in aggregate principal amount of senior secured notes, consisting of US$1.315 billion aggregate principal amount of five-year notes, US$1.06 billion aggregate principal amount of seven-year notes and US$1.85 billion aggregate principal amount of ten-year notes.

The five-year notes will bear interest at the rate of 9.75% per annum, will be issued at 95.27% of face value and will be non-callable. The seven-year notes will bear interest at the rate of 10.25% per annum, will be issued at 94.654% of face value and will be callable on or after May 15, 2013. The ten-year notes will bear interest at the rate of 10.75% per annum, will be issued at 94.893% of face value and will be callable on or after May 15, 2014.

The notes will be offered and sold to qualified institutional buyers in the United States pursuant to Rule 144A and outside the United States pursuant to Regulation S under the U.S. Securities Act of 1933. The notes will have the benefit of senior secured guarantees from material wholly-owned subsidiaries of Teck. The transaction is expected to close on May 8, 2009, subject to customary closing conditions.

Teck intends to use the net proceeds from the private placement to repay borrowings under its existing bridge credit facility. On completion of the transaction, the outstanding balance under the bridge facility is expected to be US$603 million, which is due on October 30, 2011.

The senior secured notes have not been registered under the U.S. Securities Act of 1933, as amended, (the “Securities Act”) or any state securities laws; and unless so registered, the securities may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The senior secured notes are expected to be eligible for trading by qualified institutional buyers under Rule 144A and non-U.S. persons under Regulation S. This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of these securities and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction where such offering or sale would be unlawful.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur, or be achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include statements concerning the closing of the proposed sale of senior secured notes and Teck’s use of the net proceeds to repay borrowings under its bridge credit facility. Events or circumstances could cause actual results to differ materially.

Factors that may cause actual results to vary include, but are not limited to, risks relating conditions in the financial markets and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, metallurgical coal, zinc, gold and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Further information about Teck can be found at www.teck.com.

For further information, please contact:

Greg Waller
Vice President, Investor Relations & Strategic Analysis
Teck Resources Limited
(604) 699-4014